Exhibit 3.11

Certificate of Amendment of the

Articles of Incorporation

1. The name of the Corporation is Medbox, Inc.

2. The first paragraph of Article Six of the Articles of Incorporation of the Corporation has been amended as follows:

“The total number of shares of capital stock which the Corporation shall have the authority to issue is Four Hundred Ten Million (410,000,000) which shall be divided into two classes: (1) Common Stock in the amount of Four Hundred Million (400,000,000) shares having par value of $0.001 each; and (2) Preferred Stock in the amount of Ten Million (10,000,000) shares having par value of $0.001 each. Five Million (5,000,000) shares of the Corporation’s Preferred Stock have been designated as Series A Preferred Stock.”

3. The vote by which the stockholders holding shares in the Corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of the articles of incorporation is: A majority of the capital stock of the Corporation, voting on an as-converted basis, and a majority of the Series A Preferred Stock of the Corporation, voting as a separate class.

MEDBOX, INC.

/s/ C. Douglas Mitchell
By:	C. Douglas Mitchell
Its:	Chief Financial Officer
Date:	10/27/2015